UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Result of the 16th ANP Bidding Round

Rio de Janeiro, October 10, 2019—Petróleo Brasileiro SA—Petrobras reports that it has acquired one offshore block in the 16th ANP Bidding Round under the Concession Regime, held today by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). The company is advancing its partnership strategy and will be the operator.

The total amount of the signature bonus to be paid by the company still in 2019 is around R$ 1.432 billion. In addition to the signature bonus, the judgment criteria also considered in the public sale was the Minimum Exploration Program (“MEP”) to be applied on the block, expressed in Work Units (“WU”) — covering the number of wells to be drilled, and the seismic extension to be employed during the exploratory activity.

The table below summarizes the result of Petrobras’ participation in the 16th ANP Bidding Round:

Sedimentary Basin	Block	Consortium Composition	Consortium MEP (WU)	Bonus Petrobras’ Share (R$)
Campos	C-M-477	Petrobras* 70% BP 30%	1371	1,431,500,000.00

*	Operator

As in the previous bidding rounds, Petrobras acted selectively in the auction held today, as a result of its strategic vision to recompose its exploratory portfolio, in which it seeks to ensure the sustainability of its future oil and gas production.

This Campos Basin deep-water block was acquired by Petrobras in partnership with BP Energy do Brasil Ltda. The companies have identified large geological potential in this block, which supports their competitive proposal. The exploratory blocks in the Campos Basin region has been highly competitive in the ANP bidding rounds carried out in 2017 and 2018.

The operation in consortia with major companies is aligned with Petrobras’ strategic objective to strengthen partnerships, sharing risks, combining technical and technological skills and capturing synergies to leverage results.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer